(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 000-32541

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ASIAMART, INC.
Full Name of Registrant

WT HOLDINGS CORPORATION
Former Name if Applicable

Room 1508, Peninsula Square, 18 Sung On Street, Hung Hom
Address of Principal Executive Office (Street and Number)

Kowloon, Hong Kong
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has experienced a delay in completing the information necessary for inclusion in its December 31, 2006 Form 10-KSB Annual Report. The Company expects to file the Form 10-KSB within the allotted extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edgar D. Park, Esq.	(310)	208-1182
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Registrant’s current report on Form 8-K filed on June 28, 2006, the Registrant (then named WT Holdings Corporation) acquired the business that now constitutes our Hong Kong based retail and trading operations, by executing an Agreement and Plan of Share Exchange (“Exchange Agreement”) by and among the company on the one hand, and Horizon Corporation Limited, a Hong Kong corporation (“Horizon”), Profits Dreams Development Ltd. (“PDD”) and its shareholders, and Forever Rise Holdings Limited (“FRHL”) and its shareholders on the other hand. Prior to the Exchange Agreement, FRHL was the parent company of Horizon, which in turn was the parent company of PDD, which in turn owns five operating subsidiaries: (i) Allied Fine Development Limited, (ii) Max Surplus International Development Limited, (iii) Manigood International Industrial Limited, (iv) Raffle Limited, and (v) Sure Profits Trading Limited, each a corporation organized under the laws of Hong Kong (the “Operating Subsidiaries”). For purposes of this narrative, “we” “our” and “us” refer to the Registrant.

Pursuant to the Exchange Agreement, on the Closing Date, we acquired the Horizon Group by issuing 68,699,565 shares of the our common stock (the “WT Holdings Shares”) to FRHL, and in exchange, the PDD Shareholders assigned 100% of the outstanding common stock of PDD to us. As a result of the transactions under the Exchange Agreement, we have acquired the business and operations of the Horizon Group, and our principal business activities shall continue to be conducted through the Operating Subsidiaries.

In connection with and as a condition to closing under the Exchange Agreement, Central Class Holdings, Ltd., our majority stockholder prior to the share exchange transaction, along with certain other stockholders, agreed to forfeit and have cancelled an aggregate of 68,699,565 shares of common stock held by them. As a result of the transactions under the Exchange Agreement, (i) there were a total of 98,142,476 shares of our common stock issued and outstanding, (ii) the prior stockholders of the company (who prior to the transaction owned 100% of the shares), held 30% of the issued and outstanding shares of the company, and (iii) the remaining 70% of the issued and outstanding common stock of the company were then held by the FRHL Shareholders.

The closing of the reverse acquisition transaction occurred on June 28, 2006. The above description of the reverse acquisition transaction is qualified in its entirety with reference to our current report on Form 8-K, together with the exhibits included with such report, as filed with the SEC on June 28, 2006.

As a result of the foregoing transaction, the Registrant’s financial statements must reflect the consolidated operating results of the predecessor entity(ies). The Company has been engaged in preparing its consolidated financial statements required for the period covered by its December 31, 2006 Form 10-K Annual Report. The Company anticipates completing this process within a time frame necessary in order to file the Form 10-K within the allotted extension period.

ASIAMART, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2007	By:	/s/ Albert Wong
Albert Wong
Chief Financial Officer